SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549





                                 Form 11-K





Annual Report Pursuant to Section 15(D) of The Securities Exchange Act of 1934



              For the Years Ended December 31, 2001 and 2000



                      Commission file number: 1-9743





              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        EOG RESOURCES, INC. SAVINGS PLAN


              B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                            EOG RESOURCES, INC.
                        333 Clay Street, Suite 4200
                          Houston, Texas   77002

                EOG RESOURCES, INC. SAVINGS PLAN

                        TABLE OF CONTENTS



                                                              Page

INDEPENDENT AUDITORS' REPORT                                    3

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits -
  December 31, 2001 and 2000                                    4

 Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 2001 and 2000       5

 Notes to Financial Statements                                  6

SUPPLEMENTAL SCHEDULES:

 Schedule H, Line 4(i) - Schedule of Assets Held for
  Investment Purposes At December 31, 2001                     10

 Schedule H, Line 4(j) - Schedule of Reportable
  Transactions for the Year Ended December 31, 2001            11

SIGNATURES                                                     12

EXHIBIT INDEX                                                  13

INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of EOG Resources, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of EOG Resources, Inc. Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at December 31, 2001, and Schedule H, Line 4(j) - Schedule of Reportable Transactions for the Year Ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Houston, Texas
June 14, 2002

                EOG RESOURCES, INC. SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                  At December 31,
                                                2001          2000

  ASSETS
  Investments
    Common Stock and Other Securities       $50,373,709   $98,505,271
    Loans to Participants                       853,822       982,950
      Total Investments                      51,227,531    99,488,221

  Receivables
    Participant contributions                   133,552       143,350
    Employer contributions                       80,616        76,954
      Total Receivables                         214,168       220,304

  Cash                                           17,097         2,653

  NET ASSETS AVAILABLE FOR BENEFITS         $51,458,796   $99,711,178







      The accompanying notes are an integral part of these consolidated financial statements.


                   EOG RESOURCES, INC. SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                    Year Ended December 31,
                                                      2001          2000


ADDITIONS
 Employer Contributions                            $2,722,299    $2,250,216
 Participant Contributions                          4,194,471     3,567,009
 Participant Rollovers                                291,146       963,093
 Net Appreciation in Fair Value of Investments              -    22,949,706
 Interest and Dividend Income                         401,838     2,058,778

     Total Additions                                7,609,754    31,788,802

DEDUCTIONS
 Benefits paid to Participants                      8,747,736    14,668,927
 Administrative Expenses                                2,640         2,880
 Net Depreciation in Fair Value of Investments     47,422,736             -

     Total Deductions                              56,173,112    14,671,807

OTHER CHANGES IN NET ASSETS
 Transfer from Other Qualified Plans                  310,976    80,195,427

NET INCREASE (DECREASE)                           (48,252,382)   97,312,422

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
 OF YEAR                                           99,711,178     2,398,756

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR    $51,458,796   $99,711,178







   The accompanying notes are an integral part of these consolidated financial statements.

                     EOG RESOURCES, INC. SAVINGS PLAN
                       NOTES TO FINANCIAL STATEMENTS



  1.  DESCRIPTION OF THE PLAN

  The following description of the EOG Resources, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. A copy of the Plan document is available from EOG
  Resources, Inc. ("EOG").

  General - The Plan is a tax-qualified defined contribution pension plan established on August 31, 1999, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is intended to meet the requirements for qualification under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). EOG serves as the administrator of the Plan. UBS Paine Webber Trust Company (the "Trustee") serves as the trustee of the Plan.

  Prior to August 16, 1999, EOG was a participating employer in the Enron Corp. Savings Plan (the "Enron Plan"). Beginning August 16, 1999, EOG is no longer a participating employer in the Enron Plan and consequently, all contributions from EOG employees and EOG matching contributions to the Enron Plan ceased as of that date. In February 2001 and February 2000, approximately $0.2 million and $80 million, respectively, were transferred from the Enron Plan to the EOG Resources, Inc. Savings Plan. The sum of these amounts represents all of the net assets relating to EOG participant account balances on August 16, 1999 in the Enron Plan.

  Effective September 11, 2001, the Board of Directors of EOG Resources, Inc., approved the merger of the Somerset Oil & Gas Company, Inc. 401(k) Plan and its related trust into the EOG Resources, Inc. Savings Plan and its related trust. Upon the merger, the two plans formed a single plan within the meaning of section 414(l) of the Code. In November 2001, assets in the amount of approximately $95,000 were transferred from the Somerset Oil & Gas Company, Inc. 401(k) Plan to the Plan as per the Merger Agreement.

  Participation - Eligible employees may participate in the Plan after one hour of service.

  Participant Contributions - Participants can contribute between 1% and 15% of their eligible base pay in any combination of pre-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Participants may direct the investment of their contribution accounts into any combination of funds offered by the Plan. Participants may also roll over amounts representing distributions from other qualified plans.

  EOG Contributions - Beginning in January 2000, EOG matches 100% of the first 6% of base compensation that an eligible participant contributes on a pre-tax basis to the Plan. During 2001 and 2000, the matching EOG contributions were invested directly into the EOG Unitized Stock Fund, and at age 50, participants could elect to reallocate their EOG contributions among the other investment options. Beginning in January 2002, the matching EOG contributions are allocated according to the participants' investment selections. In addition, all participants, regardless of age, may now redirect into other investment selections within the Plan out of (i) their existing matching contribution account balances in the EOG Unitized Stock Fund, and (ii) if any, all of their existing matching contribution account balances in the Enron Unitized Stock Fund, that is those contributions that were made between January and July 1999, which were transferred from the Enron Plan into the Plan (see above General section).

  Vesting - Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Beginning in January 2000, vesting in EOG's contributions is generally based on years of service. Participants become 20% vested in EOG contributions after one year of service and vest an additional 20% for each year of service thereafter. Participants are 100% vested after 5 years of service. Participants automatically become 100% vested regardless of length of service upon i) reaching age 65, ii) retirement due to disability, iii) death while being an employee, or iv) termination of the Plan.

  Distribution of Benefits - Active participants may receive in-service withdrawals or hardship withdrawals subject to limitations defined by the Plan. Participants may receive a distribution of the vested balance in their account due to termination of service, death, disability, or retirement. Account balances of $5,000 or less will be paid out as a lump sum distribution. Account balances over $5,000 may be received in the form of an annuity or lump sum distribution (additional forms of distribution are available to participants who had a portion of their Plan accounts transferred from the Somerset Oil & Gas Company, Inc. 401(k) Plan). At December 31, 2001 and 2000, there were no outstanding distributions payable to former participants.

  Loans to Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time. The loan is secured by the balance in the participant's account. Loan terms may not exceed 5 years, except for loans used for the purchase of a primary residence.
  All loans will bear a reasonable rate of interest which will be established by the Plan administrator. Principal and interest are repaid ratably through payroll deductions.

  Forfeitures - Any balance in the account of a participant who has separated from service to which he or she is not entitled under the Plan, shall be forfeited. Forfeited amounts of nonvested accounts can be applied to reduce future EOG matching contributions into the Plan. At December 31, 2001 and 2000, forfeited nonvested amounts totaled $3,385 and $21,425, respectively.

  Plan Termination - Although it has not expressed any intent to do so, EOG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, each participant shall be entitled to 100% of the balance in their account, as of the date of termination.

  Reclassification - Certain reclassifications have been made to prior period financial statements to conform with the current presentation.

  2.  SUMMARY OF ACCOUNTING POLICIES

  Basis of Accounting - The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments are recorded when paid.

  Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition - Short-term investments are stated at cost, which approximates fair value. Investments in stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  Risk and Uncertainties - The Plan provides for various investments in stock, short-term investments, mutual funds and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

  3.  INVESTMENTS

  Individual investments that represent 5% or more of the Plan's net assets at each date are as follows:


                                                        December 31,
                                                     2001          2000

    *EOG Unitized Stock Fund                     $13,788,570   $21,139,566
    *Enron Unitized Stock Fund                       300,486    45,686,454
     UBS Paine Webber Stable Value GIC            15,458,155    11,018,054
     UBS Paine Webber Brinson Tactical
      Allocation Fund                              2,940,975     3,433,030
     American Washington Mutual Investment Fund    2,899,131     2,314,260
     Aim Blue Chip Fund                            2,700,191     3,408,369
     Mass Investors Growth Stock Fund              2,597,719     3,080,233

  *Includes both participant-directed and nonparticipant-directed amounts.


  Information about the significant components of the change in net assets relating to the EOG Unitized Stock Fund is as follows:


                                                  Year Ended December 31,
                                                     2001          2000
    Changes in net assets
     Contributions                               $ 3,575,720   $ 3,164,180
     Net appreciation (depreciation)              (5,646,412)   15,378,177
     Benefits paid to participants                (4,941,433)   (1,194,452)
     Transfers                                        95,961     3,310,614
     Loan repayments (net of borrowings)            (434,832)       68,454
     Forfeitures                                           -        (1,476)
      Total                                      $(7,350,996)  $20,725,497



  Information about the significant components of the change in net assets relating to the Enron Unitized Stock Fund is as follows :


                                                  Year Ended December 31,
                                                   2001(1)         2000
    Changes in net assets
     Contributions                             $          -   $          -
     Net appreciation (depreciation)            (38,792,982)     9,746,476
     Benefits paid to participants               (4,725,846)   (10,391,414)
     Transfers                                   (1,774,427)    46,514,616
     Loan repayments (net of borrowings)            (92,713)      (183,224)
     Forfeitures                                          -              -
      Total                                    $(45,385,968)  $ 45,686,454

  (1) On December 2, 2001, Enron Corp. and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.


  Related-Parties Transactions - EOG and UBS Paine Webber Trust Company are parties-in-interest. Certain Plan investments are shares of mutual funds managed by UBS Paine Webber Trust Company and shares of EOG Unitized Stock Fund. UBS Paine Webber Trust Company is the trustee as defined by the Plan and EOG is the employer, therefore these transactions qualify as party-in-interest transactions.

  4.  INCOME TAX STATUS

  The Plan obtained its favorable determination letter from the Internal Revenue Service ("IRS") dated May 29, 2002, in which the IRS stated that the Plan and related trust are designed in accordance with applicable sections of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the related trust is tax exempt.

  5.  SUBSEQUENT EVENTS

      . Beginning in January 2002, the matching EOG contributions are allocated according to the participants' investment selections.
         In addition, all participants, regardless of age, may now redirect into other investment selections within the Plan out of (i) their existing matching contribution account balances in the EOG Unitized Stock Fund, and (ii) if any, all of their existing matching contribution account balances in the Enron Unitized Stock Fund, that is those contributions that were made between January and July 1999, which were transferred from the Enron Plan into the Plan (see "Description of the Plan - General" of Note 1).

      . Beginning in January 2002, distributions to participants under the Plan are made solely in the form of a single lump-sum payment in cash or as a direct rollover if the participant elects to have any portion or all of an eligible rollover distribution paid directly to an eligible retirement plan or individual retirement plan. All optional forms of benefit payments under the Plan other than a single lump-sum payment in cash and the direct rollover are eliminated.

      . In June 2002, Riggs Bank N.A. replaced Paine Webber Trust Company as Trustee of the Plan.

                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
            SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                            INVESTMENT PURPOSES
                           AT DECEMBER 31, 2001



Identity of Issuer,
Borrower, Lessor, or
Similar Party          Description of Investment      Cost       Current Value

*EOG                   Unitized Stock Fund
                        599,320,643 unit shares    $11,293,957    $13,788,570
 Enron                 Unitized Stock Fund
                        64,885,827 unit shares      27,832,987        300,486
 AIM                   Constellation Fund                   **      1,184,401
 AIM                   Blue Chip Fund                       **      2,700,191
 AIM                   Balanced Fund                        **      1,570,689
 Alliance              Premium Growth Fund                  **      1,198,083
*UBS Paine Webber      Brinson Tactical Allocation Fund     **      2,940,975
 American              Euro Pacific Growth Fund             **      1,244,530
 Mass Investors        Growth Stock Fund                    **      2,597,719
 Franklin/Templeton    Qualified Fund                       **        575,253
 Pimco                 Mid Cap Growth Fund                  **      1,382,820
 American              Washington Mutual Investment Fund    **      2,899,131
*UBS Paine Webber      Stable Value GIC                     **     15,458,155
*UBS Paine Webber      S&P 500 Index Fund                   **      1,229,029
 Pimco                 Total Return Fund                    **      1,303,677
*Participant Loans     Various maturities and
                        interest rates                      **        853,822
 Riggs                 Money Market Account                 **         17,097

                                                                  $51,244,628


*  Party -in-Interest
** Cost not required for participant-directed investments


                     EOG RESOURCES, INC. SAVINGS PLAN
                      EIN 47-0684736    PLAN NO. 001
        SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 2001

Category (iii) - Series of transactions in excess of 5% of the current value of Plan assets at the beginning of the plan year for investments with non-participant directed transactions.


                                                                                   Current Value of
 Identity of           Description                                        Cost         Asset on
Party Involved           of Asset      Purchase Price   Selling Price   of Asset   Transaction Date   Net Gain

Single Transactions:

None


Series Transactions:

EOG Resources, Inc.    EOG Unitized
                        Stock Fund

                       Purchases       $  10,254,495     $         -   $10,254,495    $10,254,495    $        -
                       Sales                       -      11,953,417     9,426,540     11,953,417     2,526,877


Enron Corp.            Enron Unitized
                        Stock Fund

                       Purchases       $       606       $         -   $       606    $       606    $        -
                       Sales                     -         6,592,986     9,497,162      6,592,986    (2,904,176)

                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



EOG RESOURCES, INC. SAVINGS PLAN


By:  /S/ PATRICIA L. EDWARDS
        (Patricia L. Edwards)
Chairman of the Administrative Committee






Date:  June 18, 2002

                          EXHIBIT INDEX



Exhibit No.         Document

  23.4              Consent of Deloitte & Touche LLP